EXHIBIT 99.1

FOR
LJ INTERNATIONAL INC.
(NASDAQ/NM: JADE)

CONTACTS BETTY HO LJ International Inc. 011 (852) 2170-0001	GREGORY A. McANDREWS Greg McAndrews & Associates (310) 301-3035

FOR IMMEDIATE RELEASE

FINANCIAL RESULTS ESTIMATED FOR LJ INTERNATIONAL’S FINAL
TWO MONTHS OF ITS EIGHT-MONTH FISCAL YEAR

     HONG KONG, Feb.26, 2003 — LJ International Inc. (NASDAQ/NM: JADE) today estimated sales of approximately $8.0 million and net income of approximately $200,000, equal to income of 2.3 cents per share for November and December 31, a “short” quarter ending an eight-month fiscal year as the Company moves to a December 31 year-end.

     For the comparable two-month period of 2001, sales were $6.3 million, net earnings were $34,000 equal to less than one cent per share.

     The “short year” of eight months ended December 31, 2002 is estimated to record sales of approximately $31.5 million with net income of approximately $980,000 or 11.3 cents per share. In the comparable eight-month period in 2001, the Company recorded sales of $25.0 million with a net loss of $242,000 or a net loss of 2.8 cents per share.

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NEWS RELEASE — JADE—“SHORT” QUARTER/YEAR FINANCIAL RESULTS
FEBRUARY 26, 2003

     “The performance improvements were due to several factors: continuing positive effects of the Company’s cost reduction programs, acceptance of new products with diamonds and precious stones and stronger buying from seasoned and new customers after the pullback from September 2001,” according to Chairman and CEO Yu Chuan Yih.

     “We expect upward trends in both sales and earnings in the first quarter of our new fiscal year ending March 31 as the impact of our new diamond and precious stone products enhance our entrenched colored-stone rings, earnings and necklaces for the Valentine’s Day season,” Yih said.

     “The full effect of the cost savings from our new diamond designing, manufacturing and assembly plant in Shenzhen, China will have a positive impact by the third quarter,” Yih added.

     The gross profit margins for the final two months of 2002 and the eight-month “short” fiscal year remained steady at near 30%. In addition, selling, general and administrative expenses were reduced to 26% of sales for the eight-month period as efficiencies from late 2001 programs are still being integrated into all operations. In the comparable of eight-month period in 2001, selling, general and administration expenses were 32% of sales.

     A provision for gold is expected due to the significant increase of gold price during the past months because of the anticipation of the war. The amount is estimated to be in a range of $500,000 to $600,000. All estimates are subject to final audit adjustments.

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NEWS RELEASE — JADE—“SHORT” QUARTER/YEAR FINANCIAL RESULTS
FEBRUARY 26, 2003

FINANCIAL HIGHLIGHTS

(Estimated for 2002 Periods and Unaudited for 2001 Periods)

(Note the “short quarter” and “short year” as the Company moves to a December 31 year end)

	FOR THE TWO MONTHS ENDED
	DECEMBER 31,

	2002	2001

Revenues	$8,000,000		$6,273,000

Net Income (Loss)	$200,000		$34,000

Net Income (Loss) — per Share	$0.023	$	nil

Weighted Average Shares Outstanding	8,671,615		8,671,615

	FOR THE EIGHT MONTHS ENDED
	DECEMBER 31,

	2002	2001

Revenues	$31,500,000	$25,041,000

Net Income (Loss)	$980,000	$(242,000)

Net Income (Loss) — per Share	$0.113	$(0.028)

Weighted Average Shares Outstanding	8,671,615	8,671,615

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NEWS RELEASE — JADE—“SHORT” QUARTER/YEAR FINANCIAL RESULTS
FEBRUARY 26, 2003

     LJ International Inc. is a leading publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: www.ljintl.com.

     (Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.)

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